Exhibit 99.1

Pyxis Tankers Announces Sale of Two Small Tankers

Maroussi, Greece, January 4, 2022 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company”), an international pure play product tanker company, today announced that it has agreed to sell the Northsea Alpha and Northsea Beta, two 2010 built 8,600 dwt product tankers for an aggregate sale price of $8.9 million. Completion of the vessel sales, which are subject to customary closing conditions, should occur between late January, 2022 and late February, 2022. After the repayment of the outstanding indebtedness securing these vessels and the payment of various transaction costs, the Company expects to receive aggregate net cash proceeds of approximately $2.8 million, which would be used for working capital purposes. For the fiscal year ended December 31, 2021, the Company expects to recognize a non-cash loss from asset dispositions of approximately $2.0 million.

Valentios Valentis, our Chairman and CEO commented:

“The sale of these non–core assets underscores our strategic focus on the eco–MR product tanker sector, reduces outstanding debt and improves balance sheet liquidity. Moving forward, we will have a fleet of five MRs with an average age of 8.3 years. Upon completion of the dispositions, our total debt should be approximately $77.35 million at a weighted average interest rate of less than 4% per annum with the next bank loan maturity scheduled in 3.5 years.”

About Pyxis Tankers Inc.

We currently own a modern fleet of seven tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.